SIDLEY AUSTIN LLP 1501 K STREET, N.W. WASHINGTON, D.C. 20005 +1 202 736 8000 +1 202 736 8711 FAX	+1 202 736 8715 SVONALTHANN@SIDLEY.COM

June 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Claire Erlanger
Eiko Yaoita Pyles

Re:	Penguin Solutions, Inc.

Form 10-K for the Fiscal Year Ended August 30, 2024

Filed October 24, 2024

Form 10-Q for the Quarterly Period Ended February 28, 2025

Filed April 2, 2025

File No. 001-38102

Ladies and Gentlemen:

On behalf of our client, Penguin Solutions, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated June 23, 2025 concerning the Company’s annual report on Form 10-K for the fiscal year ended August 30, 2024, filed October 24, 2024, and the Company’s quarterly report on Form 10-Q for the fiscal quarter ended February 28, 2025, filed April 2, 2025. We have reviewed and discussed your comments with representatives of the Company, which has instructed us to submit the responses set forth in this letter on its behalf. For your convenience, each comment is repeated in italics below. The Company’s prior response letter dated June 18, 2025, in response to the Staff’s comments dated May 20, 2025, are referred to herein as the “June 18, 2025 Response Letter.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Goodwill, page 31

1. We note your response to prior comment 2. Please provide a more detailed analysis supporting your conclusion that a full impairment of the remaining $10 million in goodwill is not necessary when impairment became probable. Specifically, explain to us the last sentence of your response that as the Penguin Edge business continues to wind down, cash flows from the business will be received by the Company, decreasing the remaining cash flows from customer contracts and resulting in further declines in the fair value of the business and

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additional impairments of goodwill. In this regard, we would expect that the remaining cash flows have already been considered in the fair value calculation at the time of measurement. Please advise. Additionally, in your response, please be more specific in discussing the methods and key assumptions you used to estimate the fair value of the Penguin Edge business in connection with your goodwill impairment assessment during the second quarter of 2025. See guidance in ASC 350-10-50-2.

Response: We respectfully acknowledge the Staff’s comment.

As previously disclosed in the Company’s periodic reports, in the second fiscal quarter of 2023, the Company initiated a plan to wind down manufacturing and discontinue the sale of legacy products offered through its Penguin Edge business. As of February 28, 2025, the Company determined that it was more likely than not that the fair value of the Penguin Edge business was less than its carrying amount and elected to bypass the qualitative assessment as allowed under ASC 350-20-35-70. Following the guidance in ASC 350-20-35-4 through 35-8 to perform the quantitative goodwill impairment test, the Company determined that as of February 28, 2025, the fair value of the Penguin Edge business of $20.3M was lower than its carrying amount of $26.4M, resulting in a goodwill impairment charge of $6.1M.

While the Penguin Edge business’s goodwill will become fully impaired upon the cessation of the Penguin Edge business, as of February 28, 2025, a full impairment of its goodwill was not appropriate because, after the partial $6.1M impairment, the reporting unit’s carrying amount was equal to its fair value (including remaining goodwill). As provided in ASC 350-20-35-73, “A goodwill impairment loss, if any, shall be measured as the amount by which the carrying amount of a reporting unit including goodwill exceeds its fair value, limited to the total amount of goodwill of the entity.” A key assumption in determining the fair value of the Penguin Edge business as of February 28, 2025 was the Company’s expectation that the business would continue to be profitable and generate positive free cash flow through the wind down of the business. Another key assumption was the business’s estimated remaining free cash flows, which included operating income from sales of inventory, through the end of fiscal 2025 pursuant to existing contracts and future orders, as described in more detail below.

The fair value of the Penguin Edge business was determined in accordance with ASC 820, which refers to the price that would be received to sell the reporting unit as a whole in an orderly transaction between market participants at the measurement date. As noted in the June 18, 2025 Response Letter, for purposes of its discounted cash flow model used in determining fair value, the Company assumed that market participants would value the Penguin Edge business based on expected future cash flows to be received through the expected completion of the wind down of the Penguin Edge business. The Company calculated its expected remaining cash flows based on existing contracts, future expected orders based on historical order volumes, and future expected orders identified through customer engagements for last-time buy planning, which were expected to fully consume all inventory on hand. Net estimated discounted cash flows were calculated by taking the total proceeds expected from sales, minus cash outflows for costs associated with fulfilling customer contracts, operating expenses, collection of receivables recognized as of February 28, 2025, and costs associated with the wind down of the Penguin Edge business. The Company assumed no capital expenditures because it is no longer investing in the business.

Using this valuation model, as of February 28, 2025, the fair value of the Penguin Edge business, excluding cash held by the reporting unit, was determined to be $20.3 million, which resulted in an impairment charge of $6.1 million for that period in order to adjust the carrying amount to the fair value. To expand upon the last sentence of our June 18, 2025 Response Letter: as Penguin Edge fulfills customer orders through the remainder of calendar 2025 and consumes its inventory, the fair value associated with net cash flows, which previously supported the continued recognition of the goodwill as of February 28, 2025, will be converted into cash. Additionally, as inventory is sold, the expected future cash flows of the Penguin Edge business will simultaneously decline from current levels, resulting in the Company converting any remaining inventory with its associated operating margin into cash. As a result, the fair value of the reporting unit (excluding any cash on hand) will decrease without a corresponding decrease to goodwill. The Company’s remaining goodwill, however, will become impaired as the carrying amount of the business, including the goodwill (but excluding cash), will not decrease at the same rate as expected cash flows. The resulting goodwill impairments in future periods will appropriately offset the operating income earned from sales, resulting in no net income statement benefit or loss during the wind-down period. Because the Company expects that substantially all cash flows from Penguin Edge will cease by the end of calendar 2025, the Company expects the goodwill of the Penguin Edge business to be fully impaired by that time.

In future filings, if the Company’s situation requires and to the extent material, the Company will disclose additional information regarding its method of determining fair value, consistent with ASC 350.

Please feel free to contact me at 202-736-8715 or svonalthann@sidley.com or Sonia Barros at 202-736-8387 or sbarros@sidley.com with any questions or comments. Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Sara von Althann

Sara von Althann

cc:	Nate Olmstead, Chief Financial Officer, Penguin Solutions, Inc.

Anne Kuykendall, Chief Legal Officer, Penguin Solutions, Inc.

Jason Rissanen, Partner, Deloitte & Touche LLP

Sonia Barros, Partner, Sidley Austin LLP

Martin Wellington, Partner, Sidley Austin LLP